					Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
December 31,

	Twelve Months Ended
	December 31,					March 31,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$44,877	$50,991	$45,464	$47,464	$44,637	$43,759
Interest applicable to rentals	1,596	1,849	1,916	1,880	1,162	1,308

Total fixed charges, as defined	46,473	52,840	$47,380	$49,344	$45,799	$45,067

Preferred dividends, as defined (a)	5,347	4,674	4,490	5,099	5,067	5,010

Combined fixed charges and preferred dividends, as defined	$51,820	$57,514	$51,870	$54,443	$50,866	$50,077

Earnings as defined:

Net Income	$38,973	$39,620	$52,408	$67,058	$73,497	$72,082
Add:
Provision for income taxes:
Total income taxes	22,868	20,464	17,846	34,431	37,040	35,864
Fixed charges as above	46,473	52,840	47,380	49,344	45,799	45,067

Total earnings, as defined	$108,314	$112,924	$117,634	$150,833	$156,336	$153,013

Ratio of earnings to fixed charges, as defined	2.33	2.14	2.48	3.06	3.41	3.40

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	1.96	2.27	2.77	3.07	3.06

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.